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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 17, 2017

VIA EDGAR
==========
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds")

File Nos. 333-215942 and 811-22398

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests, on behalf of Spinnaker ETF Trust (the "Registrant"), that the effective date for the Registration Statement of the Registrant on Form N-1A captioned above be accelerated so that it will be declared effective at 10:00 A.M. on August 18, 2017, or as soon thereafter as is practicable.

* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

August 17, 2017
Sumeera Younis
Office of Disclosure and Review
Division of Investment Management, Insured Investments Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request for Acceleration
Spinnaker ETF Trust
Pre-Effective Amendment No. 4
1933 Act File No. 333-215942
1940 Act File No. 811-22398
Dear Ms. Younis:
As principal underwriter for Spinnaker ETF Trust (the "Registrant"), the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended ("1933 Act"), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 4 to the Registrant's registration statement on Form N-1A be accelerated to August 18, 2017. Pre-Effective Amendment No. 4 is filed herewith under the 1933 Act and the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,
CAPITAL INVESTMENT GROUP, INC.
/s/ Richard K. Bryant
By: Richard K. Bryant
Title:             Chief Executive Officer